

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2018

Frank Verdecanna
Chief Financial Officer
FireEye, Inc.
601 McCarthy Blvd.
Milpitas, CA 95035

   Re: FireEye, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2017
     Filed February 23, 2018
     Form 10-Q for the Quarter Ended March 31, 2018
     Filed May 4, 2018
     File No. 001-36067

Dear Mr. Verdecanna:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Information Technologies
         and Services